02025327

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

P.E.
3-25-02

MAR 25 2002

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a – 16
AND 15d – 16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PACIFIC CENTURY CYBERWORKS LIMITED
(Registrant's name)

39th Floor, PCCW Tower, TaiKoo Place,
979 King's Road, Quarry Bay, Hong Kong

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PACIFIC CENTURY CYBERWORKS LIMITED

Dated : 21 March 2002

By ______________________

Fiona Nott

Company Secretary

TABLE OF EXHIBITS

Exhibit A -

Announcement dated 20 March 2002 in respect of the final results for the year ended 31 December 2001 of the Company

Exhibit B -

Announcement dated 20 March 2002 in respect of the Supplementary Financial Information for the year ended 31 December 2001 of the Company

Exhibit C -

Press release reporting audited consolidated 2001 final results issued by the Company on 20 March 2002

The attached Exhibits contain forward-looking statements. These forward-looking statements are not historical facts. Rather, the forward-looking statements are based on the current beliefs, assumptions, expectations, estimates and projections of the Directors and management of Pacific Century CyberWorks Limited ("the Company") about the industry and markets in which it operates. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Company's control and are difficult to predict. Consequently, actual results could differ materially from those expressed or forecast in the forward-looking statements. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements include: (a) the Company's financing needs and its expected future expenditures for capital projects; (b) the pace of development of Internet and telecommunications markets in Asia, the growth in demand for services in those markets, and the Company's ability successfully to develop, and sustain demand for, services that respond to those demands in the face of strong competition; (c) the Company's ability to generate revenues and profits from its Internet operations; (d) changes in the market price and valuation of the Company's investments in publicly-traded and non-publicly traded securities and its investments in joint ventures and associated companies; (e) the continuing effects of deregulation of the Hong Kong telecommunications markets and the Company's ability to deal with those effects; (f) changes in the political, social, economic and regulatory environment in the countries in which the Company operates or intends to operate; and (g) the Risk Factors set out in the "Risk Factors" section of the Company's 2000 Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 2, 2001 and published on the Company's website.

SOUTH CHINA MORNING POST
Thursday, 21 March, 2002 (Classified P. 4)

PCCW 電訊盈科

Pacific Century CyberWorks Limited

電 訊 盈 科 有 限 公 司

(Incorporated in Hong Kong with limited liability)

FINAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED DEC[

The Directors of Pacific Century CyberWorks Limited (the "Company" or "PCCW") are pleased to announce the audited consolidated results for the Company and its subsidiaries (the "Group") for the year ended December 31, 2001. These results include the twelve months results of PCCW-HKT Limited (formerly known as Cable & Wireless HKT Limited) ("HKT") and its subsidiaries (the "HKT Group") whereas the results for the year ended December 31, 2000 included the results of the HKT Group for the period from August 17, 2000 to December 31, 2000.

OVERVIEW

PCCW reported consolidated turnover of HK$21,959 million and profit attributable to shareholders of HK$1,892 million for the year. The Company's performance in 2001 was characterized by stability in its core telecommunications business and cautious cost control, leading to improved operating margins overall. The Directors believe this represents a solid achievement given the Company's challenging operating environment and the slowdown in the global economy.

PCCW has maintained its leadership of Hong Kong's major telecommunications markets and has developed a strong position in the broadband, data, systems integration and solutions areas. This has offset some softening of demand for its basic exchange line services during 2001. The Company has continued its focus on enhancing services to customers, launching new broadband services and adopting a stronger market approach to its telecommunications sales through the Commercial and Consumer groups.

The Company's Business eSolutions unit has been highly successful in capturing new systems integration and applications development business in the Hong Kong and mainland China markets. Supported by a refocused sales organization, PCCW is establishing itself as a leading provider of "total solutions" to enterprises, with a portfolio spanning consulting, systems integration, applications development, outsourcing and connectivity services.

The Internet Services business unit has successfully focused on increasing its penetration of broadband access services supported by the introduction of innovative subscription content services. At the same time, a consolidation of certain Internet related activities during the year is expected to reduce costs. The management has committed to capping investment in Internet Services to a maximum of US$100 million (approximately HK$780 million) in EBITDA[1] terms for a 24-month period beginning January 2002.

During the year, PCCW took the difficult but necessary decision to close or divest non-core and non-performing businesses within the Group that, in a poor economic climate, the Company considered unable to contribute to its growth-oriented strategy so as to introduce a more efficient operational structure. The Company also streamlined its organizational structure through the elimination of nearly 1,000 positions this past year.

PCCW also prioritized its debt reduction and refinancing strategies during the year, reducing total debt to approximately HK$48 billion by the end of 2001 from approximately HK$75 billion in the prior year and extending the weighted average loan maturity to over 6 years, compared to 1.5 years in 2000. The Company has also benefited from the declining interest rate environment. Certain new debt instruments raised during the year have received investment-grade ratings by Moody's Investors Service and Standard & Poor's Ratings Services. The Directors are comfortable with the Company's current financial position and going forward, will continue to review its capital structure with a view to extending the maturity, lowering interest charges as well as broadening the investor base.

(1) EBITDA represents earnings before interest, taxation, depreciation, amortization, net gain on investments, loss on disposal of fixed assets, other income and the Group's share of results of associates, jointly controlled companies and unconsolidated subsidiaries. While EBITDA is commonly used in telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with generally accepted accounting principles in Hong Kong and should not be considered as representing net cash flows from operating activities. The computation of the Group's EBITDA may not be comparable to similarly titled measures of other companies.

AUDITED CONSOLIDATED RESULTS

For the year ended December 31, 2001

(Amounts expressed in millions of Hong Kong dollars except for earnings/(loss) per share)

	Note	2001	2000
	9		*(Restated)*
Turnover	4	21,959	7,291
Operating profit before net gains/(losses) on investments and provisions for impairment losses		4,774	520
Gains/(Losses) on investments, net		767	(4,887)
Provisions for impairment losses		(91)	(122,702)
Profit/(loss) from operations	4	5,450	(127,069)
Finance costs, net	5	(3,056)	(2,356)
Share of results of jointly controlled companies		523	(100)
Share of results of associates		158	(63)
Share of results of unconsolidated subsidiaries		152	790
Profit/(Loss) before taxation		3,227	(128,798)
Taxation	6	(1,433)	(522)
Profit/(Loss) after taxation		1,794	(129,320)
Minority interests		98	23
Profit/(Loss) for the year attributable to shareholders		1,892	(129,297)
Basic earnings/(loss) per share	7	8.46 cents	(889.97) cents
Diluted earnings per share	7	8.20 cents	N/A

7. **Earnings/(Loss) Per Share**

The calculation of basic and diluted earnings /(loss) per share is based on the following data:

	2001	20[
		(Restate[
Earnings/(loss) (HK$ million)		
Earnings/(loss) for the purposes of basic and diluted earnings/(loss) per share	1,892	(129,2[
Number of shares		
Weighted average number of ordinary shares for the purposes of basic earnings/(loss) per share	22,373,078,260	14,528,166,9[
Effect of dilutive potential ordinary shares	693,936,406	
Weighted average number of ordinary shares for the purposes of diluted earnings per share	23,067,014,666	

8. **Contingent Liabilities**

	2001	20[
	HK$ million	*HK$ milli[*
Performance guarantee	48	6[
Others	111	1[
	159	8[

9. **Adjustments Retrospectively Applied Upon Adoption of New Accounting Standards in Hong Kong**

(a) **Adoption of SSAP 30 "Business Combinations", SSAP 31 "Impairment of Assets" and Interpretation 13 "Goodwill — continuing requirements for goodwill and negative goodwill previously eliminated against/credited to reserves"**

SSAP 31 prescribes procedures to be applied to ensure that assets are carried at not more than th[recoverable amounts. The Group is required to assess at each balance sheet date whether there are a[indications that assets may be impaired, and if there are such indications, the recoverable amount the assets is to be determined. Any resulting impairment losses identified are charged to the incor statement.

In accordance with the provisions of Interpretation 13, assessments of impairment of goodwill al apply to goodwill previously eliminated against reserves which will not be restated at the time adoption of SSAP 30. Any impairment loss identified in respect of goodwill previously eliminat against reserves is to be recognized as an expense in the income statement. The amendments to SS[30 and the provisions of Interpretation 13 are required to be reflected in accordance with t requirements of SSAP 2 and the transitional provisions in SSAP 30.

The Group has performed an assessment of the fair value of its assets, including the related goodw that had previously been charged to reserves, as at December 31, 2000. As a result, the Group h retrospectively restated its previously reported net loss for the year December 31, 2000 [HK$122,390 million for the impairment of goodwill arising from the acquisition of subsidiari[associates and jointly controlled companies.

(b) **Adoption of SSAP 28, "Provisions, Contingent Liabilities, and Contingent Assets"**

SSAP 28 clarifies the measurement and disclosures for provisions, contingent liabilities, a[contingent assets.

In performing its assessment of the effects of adopting SSAP 28 (including the potential effects [prior years), the Group determined that its share option agreement with the minority shareholder of subsidiary company would require the Company to issue, at the option of the holder, 1,003,070,0[new shares of the Company in exchange for the minority shareholder's remaining interests in t[subsidiary even though the fair value of that subsidiary had substantially declined since entering in the option agreement in 1999. As a result of the Group's assessment of the prospective financi performance of the core business of that subsidiary since its launch in June 2000, management believ the minority shareholder's exercise of the option is assured. The minority shareholder began exercisi[*its option in 2001.*

The Company's additional investments in the subsidiary would initially have to be recorded at the f[value of the shares issued. Given the decline in value of the subsidiary, the Company has experienc[an immediate loss on its additional investment in the subsidiary. Accordingly, the option agreement considered to be an onerous contract as at December 31, 2000. In accordance with the provisions SSAP 28, the Group has recorded a provision of HK$3,234 million relating to its obligation under t[share option agreement. The effect of this adjustment has been reported as an adjustment to the balan of accumulated deficit of the Group as at January 1, 2001. Comparative financial information for t year ended December 31, 2000 has not been restated as permitted by the transitional provisions SSAP 28. Changes in the estimated fair value of the Group's unsettled obligation have been and w be reported as a component of income or expense.

As of March 20, 2002, the minority shareholder of that subsidiary had exercised options for t issuance of 626,390,000 new shares. During the year, a total amount of HK$477 million has be adjusted to income of the Group due to the exercise of the said options and the change in estimat fair value of the Group's unsettled obligation. These adjustments have been reflected as a compon[of gains/(losses) on investments in the Group's consolidated results.

10. **Summary of Condensed Balance Sheet**

	2001	20
	HK$ million	*HK$ milli[*
At December 31,		*(Restat[*
Total assets	52,521	69,2
Total liabilities	(59,618)	(83,3
Net Liabilities	(7,097)	(14,1
Represented by:		
Share capital	1,135	1,0
Deficit	(8,776)	(15,9
Minority interests	544	7
Net Liabilities	(7,097)	(14,1

HIGHLIGHTS OF FINAL RESULTS

Pacific Century CyberWorks Limited

電訊盈科有限公司

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT FOR THE YEAR ENDED DECEMBER 31, 2001

Earnings/(Loss) Per Share

The calculation of basic and diluted earnings /(loss) per share is based on the following data:

	2001	2000 (Restated)
Earnings/(loss) (HK$ million)		
Earnings/(loss) for the purposes of basic and diluted earnings/(loss) per share	1,892	(129,297)
Number of shares		
Weighted average number of ordinary shares for the purposes of basic earnings/(loss) per share	22,373,078,260	14,528,166,900
Effect of dilutive potential ordinary shares	693,936,406	
Weighted average number of ordinary shares for the purposes of diluted earnings per share	23,067,014,666	

Contingent Liabilities

	2001 HK$ million	2000 HK$ million
Performance guarantee	48	630
Others	111	177
	159	807

Adjustments Retrospectively Applied Upon Adoption of New Accounting Standards in Hong Kong

(a) **Adoption of SSAP 30 "Business Combinations", SSAP 31 "Impairment of Assets" and Interpretation 13 "Goodwill — continuing requirements for goodwill and negative goodwill previously eliminated against/credited to reserves"**

SSAP 31 prescribes procedures to be applied to ensure that assets are carried at not more than their recoverable amounts. The Group is required to assess at each balance sheet date whether there are any indications that assets may be impaired, and if there are such indications, the recoverable amount of the assets is to be determined. Any resulting impairment losses identified are charged to the income statement.

In accordance with the provisions of Interpretation 13, assessments of impairment of goodwill also apply to goodwill previously eliminated against reserves which will not be restated at the time of adoption of SSAP 30. Any impairment loss identified in respect of goodwill previously eliminated against reserves is to be recognized as an expense in the income statement. The amendments to SSAP 30 and the provisions of Interpretation 13 are required to be reflected in accordance with the requirements of SSAP 2 and the transitional provisions in SSAP 30.

The Group has performed an assessment of the fair value of its assets, including the related goodwill that had previously been charged to reserves, as at December 31, 2000. As a result, the Group has retrospectively restated its previously reported net loss for the year December 31, 2000 by HK$122,390 million for the impairment of goodwill arising from the acquisition of subsidiaries, associates and jointly controlled companies.

(b) **Adoption of SSAP 28, "Provisions, Contingent Liabilities, and Contingent Assets"**

SSAP 28 clarifies the measurement and disclosures for provisions, contingent liabilities, and contingent assets.

In performing its assessment of the effects of adopting SSAP 28 (including the potential effects on prior years), the Group determined that its share option agreement with the minority shareholder of a subsidiary company would require the Company to issue, at the option of the holder, 1,003,070,000 new shares of the Company in exchange for the minority shareholder's remaining interests in the subsidiary even though the fair value of that subsidiary had substantially declined since entering into the option agreement in 1999. As a result of the Group's assessment of the prospective financial performance of the core business of that subsidiary since its launch in June 2000, management believes the minority shareholder's exercise of the option is assured. The minority shareholder began exercising its option in 2001.

The Company's additional investments in the subsidiary would initially have to be recorded at the fair value of the shares issued. Given the decline in value of the subsidiary, the Company has experienced an immediate loss on its additional investment in the subsidiary. Accordingly, the option agreement is considered to be an onerous contract as at December 31, 2000. In accordance with the provisions of SSAP 28, the Group has recorded a provision of HK$3,234 million relating to its obligation under the share option agreement. The effect of this adjustment has been reported as an adjustment to the balance of accumulated deficit of the Group as at January 1, 2001. Comparative financial information for the year ended December 31, 2000 has not been restated as permitted by the transitional provisions of SSAP 28. Changes in the estimated fair value of the Group's unsettled obligation have been and will be reported as a component of income or expense.

As of March 20, 2002, the minority shareholder of that subsidiary had exercised options for the issuance of 626,390,000 new shares. During the year, a total amount of HK$477 million has been adjusted to income of the Group due to the exercise of the said options and the change in estimated fair value of the Group's unsettled obligation. These adjustments have been reflected as a component of gains/(losses) on investments in the Group's consolidated results.

0. **Summary of Condensed Balance Sheet**

At December 31,	2001 HK$ million	2000 HK$ million (Restated)
Total assets	52,521	69,203
Total liabilities	(59,618)	(83,336)
Net Liabilities	(7,097)	(14,133)
Represented by:		
Share capital	1,135	1,094
Deficit	(8,776)	(15,950)
Minority interests	544	723
Net Liabilities	(7,097)	(14,133)

IIGHLIGHTS OF FINAL RESULTS

urnover and Operating Profit

RWC had over 1 million subscribers at the end of 2001, a 7 percent growth from the previous year. ARPU decreased by approximately 10 percent to HK$410, compared to an industry average ARPU of HK$220. Average churn rate increased marginally from 3.4 percent to 3.6 percent year-on-year.

TAXATION

The Group's effective tax rate was 44 percent for the year. Under the current tax system in Hong Kong, the Group does not enjoy any group relief on losses. Further, the Group's interest expenses, to the extent that they are attributable to the acquisition of HKT and other companies, are not tax deductible. Excluding these aspects, the profitable companies in the Group have an effective tax rate which is approximately the statutory tax rate of 16 percent. The management does not believe there is tax inefficiency in those companies but will continue to review and minimize the Group's tax costs, subject to the constraints of the existing Hong Kong tax rules.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, the Group had cash and cash equivalents of HK$7,443 million (2000: HK$13,705 million). Net debt was reduced to approximately HK$41 billion from approximately HK$61 billion over the year.

Debt Refinancing

In August 2000, PCCW drew down a short-term bridge loan facility of US$12,000 million (approximately HK$93,600 million) ("Bridge Loan") to finance the cash element of the consideration for the acquisition of HKT and for working capital purposes.

Since September 2000, the Company has refinanced the Bridge Loan through various means, including the use of internal funds of US$3,000 million (approximately HK$23,400 million), HK$2,000 million of the additional capital raised through a rights issue of HK$4,143 million and a convertible bonds issuance of US$1,100 million (approximately HK$8,500 million) ("Convertible Bonds due 2005") in December 2000. The outstanding amount of the Bridge Loan was reduced to US$7,655 million (approximately HK$59,700 million) by the end of 2000.

In February 2001, the Group arranged syndicated bank borrowings of US$4,700 million (approximately HK$36,660 million) ("Term Loan Facility") and completed the Telstra Alliance. The cash inflows arising from these transactions allowed the Group to repay the outstanding balance of the Bridge Loan and reserve additional funds for working capital purposes.

From November 2001 to February 2002, the Group prepaid a total of US$2,263 million of the Term Loan Facility using internal cash resources, proceeds from the Notes due 2011 and Convertible Bonds due 2007 (defined below). As at the date of this announcement, the amount outstanding under the Term Loan Facility has been reduced to approximately US$2,437 million. The Term Loan Facility will be further reduced to approximately US$1,785 million after the committed prepayment of US$652 million on March 25, 2002, utilizing proceeds from the Loan due 2008 (defined below) and internal cash resources.

New Financings in 2001 and 2002

From October 1, 2001 to March 20, 2002, the Group has successfully raised a total of US$2,341 million equivalent debt which was applied in part to prepay amounts outstanding under the Term Loan Facility and in part for general working capital purposes:

- In October 2001, a member of the Group privately placed Yen 30,000 million (approximately US$250 million) 3.65 percent Guaranteed Notes due 2031 (the "Yen Notes").
- In November 2001, a member of the Group issued US$1,000 million 7¾ percent Guaranteed Notes due 2011 ("Notes due 2011").
- In January 2002, a member of the Group issued US$450 million 1 percent Guaranteed Convertible Bonds due 2007 ("Convertible Bonds due 2007").
- In March 2002, a member of the Group raised HK$5,000 million through a term loan facility due 2008 ("Loan due 2008").

The Notes due 2011, the Convertible Bonds due 2007, the Yen Notes and the Loan due 2008 are rated "Baa1" by Moody's Investors Service and "BBB" by Standard & Poor's Ratings Services.

Based on the Group's working capital projection, which has taken into account the available banking and other borrowing facilities of the Group, for the year ended December 31, 2001, the Directors are of the opinion that the Group has adequate working capital to meet its current requirements.

Finance costs

Net finance costs for the year ended December 31, 2001 were HK$3,056 million (2000: HK$2,356 million). The increase is mainly attributable to the interest expenses incurred for the Convertible Bonds due 2005 issued by a member of the Group in December 2000 and the Telstra Bond raised in February 2001 (HK$276 million). Net finance costs for 2001 also included interest expenses and loan arrangement fees relating to the Bridge Loan amounting to HK$470 million (2000: HK$2,215 million) and HK$263 million (2000: HK$896 million) respectively. Interest expenses and bank fees relating to the Term Loan Facility amounted to HK$1,602 million and HK$211 million respectively (2000: Nil).

CAPITAL EXPENDITURE

Capital expenditure for the year ended December 31, 2001 amounted to HK$2,415 million which consists principally of investments in the local network to meet increased broadband demand, expansion of the core broadband network, new Internet data centers and technology for the delivery of new Internet services to businesses and consumers.

1. **Group Organization**

The principal activities of the Group are the provision of local and international telecommunications services, Internet and interactive multimedia services, the sale and rental of telecommunications equipment, and the provision of computer, engineering and other technical services, mainly in Hong Kong; investment in and development of systems integration and technology-related businesses; and investment in and development of infrastructure and properties in Hong Kong and elsewhere in mainland China.

2. **Material Developments**

(a) *Telstra Alliance*

In February 2001, the Group formed a strategic alliance with Telstra Corporation Limited of Australia ("Telstra") ("Telstra Alliance") which provided for, amongst others, (i) the merger of certain of the businesses and assets of certain subsidiaries of the Company and Telstra, including the Internet Protocol ("IP") Backbone business, to create a 50:50 joint venture to operate an IP Backbone business, named Reach Ltd. ("Reach") for which the Company received cash from Reach of US$1,125 million (approximately HK$8,775 million[2]), (ii) the purchase by Telstra of a 60 percent interest in a newly formed company ("Regional Wireless Company" or "RWC"), for a cash consideration of US$1,680 million (approximately HK$13,100 million) that owns the Hong Kong wireless communications business contributed by the Company and (iii) the issuance of a convertible bond with a principal amount of US$750 million (approximately HK$5,850 million) to Telstra ("Telstra Bond").

(b) *Acquisition of Telecommunications Technology Investments Limited ("TTIL")*

In March 2001, the Group completed the acquisition of 100 percent of TTIL, a leading satellite-based network communication solutions provider in Asia, together with a shareholder's loan of approximately HK$546 million for an aggregate consideration of approximately HK$803 million. The consideration was satisfied by the issue of 183,634,285 ordinary shares of the Company at a price of HK$4.375 per share.

(c) *Acquisition of License to Use Sports Archive and Programmes*

On December 31, 2001, the Group agreed to acquire a 10-year royalty free non-exclusive license to use existing and future sports archive and programming owned by Trans World International, Inc. ("TWI"), a leading provider of sports programming and sponsorship. The consideration for the grant of such license was approximately US$48 million (HK$375 million) which was satisfied by the issue to a wholly owned subsidiary of TWI of 175 million ordinary shares of the Company at a price of HK$2.15 per share on January 24, 2002.

On December 31, 2001, the Group and TWI entered into certain other agreements intended to allow the Group to secure sports content and on-line gaming services targeted at the Asian market, and to broaden the appeal of the Group's Hong Kong broadband streaming service NOW.com.hk. The Group's prior agreement with TWI for content production services was terminated.

(2) This announcement contains translations of certain Hong Kong dollar amounts into US dollars at the fixed rate of US$1 = HK$7.80, solely for illustrative purposes. This does not mean that the currency conversions have been, or could be, translated at that rate or at any other rate of exchange.

3. **Basis of Presentation**

Except as described in Note 9, the accounting policies adopted in preparing these financial statements are consistent with those followed in the Group's annual financial statements for the year ended December 31, 2000.

4. **Segment Information**

An analysis of turnover and contribution to the Group's results by principal activity and geographical location is set out below:

Year ended December 31,	Turnover 2001	Turnover 2000	Profit/(loss) from operations 2001	Profit/(loss) from operations 2000
	(Amounts expressed in millions of Hong Kong dollars)			
(a) **By principal activity:**				
Core Telecommunications	20,582	7,270	7,901	2,314
Internet Services	1,311	462	(1,711)	(1,809)
Infrastructure	1,368	459	309	(50)
Others	454	179	(501)	(5,114)
Reconciliation of inter-segment sales	(1,756)	(1,079)	—	—
	21,959	7,291	5,998	(4,659)
Other corporate expenses net of other income			(548)	(122,410)
			5,450	(127,069)
(b) **By geographical location:**				
Hong Kong	21,010	7,044	6,403	(126,025)
Greater China (Exclude Hong Kong)	853	197	25	18
Other Asia Pacific	96	50	(362)	(96)
Europe	—	—	(616)	(966)
	21,959	7,291	5,450	(127,069)

Certain operating segments of the HKT Group having similar economic characteristics have been aggregated with those of the Company following the acquisition of HKT in August 2000.

5. **Finance Costs, Net**

	2001 HK$ million	2000 HK$ million
Bank loans and overdrafts wholly repayable within 5 years	887	3,391
Bank loans and overdrafts not wholly repayable within 5 years	1,853	—
Other loans wholly repayable within 5 years	645	72
Other loans not wholly repayable within 5 years	359	1
	3,744	3,464
Interest capitalized in properties under development for investment and fixed assets	(140)	(110)
Finance costs	3,604	3,354
Interest income on bank deposits	(548)	(998)
Finance costs, Net	3,056	2,356

Finance costs of HK$3,604 million (2000: HK$3,354 million) include amortization of arrangement fees of approximately HK$517 million (2000: HK$896 million) incurred in respect of the bank loans and other long term borrowings obtained by the Group in 2000 and 2001.

During the year, the capitalization rate used to determine the amount of interest eligible for capitalization ranged from 3.3 percent to 7.1 percent.

6. **Taxation**

Hong Kong profits tax has been provided at the rate of 16 percent (2000: 16 percent) on the estimated assessable profits for the year. Overseas taxation has been calculated on the estimated assessable profits for the year at the rates prevailing in the respective jurisdictions.

Turnover and operating profit before net gain/(loss) on investments and provisions for impairment losses were HK$21,959 million (2000: HK$7,291 million) and HK$4,774 million (2000: HK$520 million), respectively. The significant increase was primarily due to the inclusion of twelve months results of the HKT Group compared to only four and a half months of such results in the prior year.

Net Gain/(Loss) On Investments

Net gain on investments of HK$767 million (2000: net loss of HK$4,887 million) include (a) net unrealized losses on investments of HK$194 million (2000: HK$1,054 million); (b) net realized gains from disposal of investments in subsidiaries, jointly controlled companies and associates, investment securities and other investments of HK$261 million (2000: HK$231 million); (c) provision for other than temporary decline in value of investment securities of HK$263 million (2000: HK$4,072 million); (d) one-off dividend income of HK$12[illegible] million, representing 60 percent share of profit of the Group's wireless communications business before February 1, 2001, when RWC was formed; (e) amortization of premium received from equity options into income of HK$36[illegible] million (2000: HK$8 million); and (f) release of provision for an onerous contract of HK$477 million (2000: Nil).

Share of Results of Jointly Controlled Companies

Share of results of jointly controlled companies for the year of HK$523 million comprises the Group's 50 percent share of profit from Reach, the IP Backbone joint venture with Telstra, for the 11-month period from February 1, 2001 to December 31, 2001 of HK$706 million, net of the Group's share of losses of other jointly controlled companies for the year.

Share of Results of Associates

Share of results of associates for the year of HK$158 million comprises the Group's 40 percent share of profit from RWC, the mobile joint venture with Telstra, for the 11-month period from February 1, 2001 to December 31, 2001 of HK$289 million, net of the Group's share of losses of other associates for the year.

Share of Results of Unconsolidated Subsidiaries

Share of results of unconsolidated subsidiaries for the year of HK$152 million includes the Group's 40 percent share of profit from Hong Kong CSL Limited ("CSL") of HK$24 million and our 100 percent share of profit from the Group's IP Backbone business for the month of January 2001 of HK$128 million, prior to the formation of the Telstra joint ventures.

HIGHLIGHTS OF TELSTRA ALLIANCE

Reach

	Eleven months from February 1 to December 31, 2001 HK$ million[1] (HK GAAP) (Unaudited)	US$ million[1] (HK GAAP) (Unaudited)	US$ million[2] (US GAAP) (Unaudited)
Revenue	9,978	1,279	1,279
EBITDA	3,104	398	398
EBIT [3]	2,119	272	180
Profit before tax	1,411	181	89
PCCW's 50 percent share of profit before tax	706	91	N/A

(1) Amounts prepared in accordance with HK GAAP.
(2) Amounts prepared in accordance with US GAAP.
(3) Earnings before interest and taxation.

In February 2001, PCCW formed Reach, a 50:50 joint venture with Telstra, which merged the respective international infrastructure assets of both parties. Reach provides wholesale voice, data and Internet connectivity services in the Asia-Pacific region. PCCW contributed its international wholesale business to Reach at cost. For the 11 months from February 1, 2001 to December 31, 2001, in difficult market conditions, Reach generated total revenues of HK$9,978 million and PCCW's 50 percent share of profit before tax is HK$706 million.

In December 2001, Reach acquired the Asian assets of Level 3 Inc. This transaction will provide Reach with additional Asian and trans-Pacific capacity at a much lower cost than self constructed assets. The additional capacity will enable Reach to deliver end-to-end services to new markets, such as Japan, Taiwan and, in the longer term, Korea. Under the arrangement, which did not involve a cash payment by Reach, Reach acquired network facilities and operations, including customers, in-country networks, data centres, US$90 million of working capital and Level 3's ownership interests in the Tiger (now renamed as the Reach North Asia Loop) and Japan-US cable systems. Reach also assumed Level 3's capital and operating cost obligations of around US$170 million over 12 months for the completion of the submarine cable system.

Reach is currently operating in an extremely difficult market environment, which has been adversely affected by a number of factors, including: world economic downturn and slower than expected growth in demand for cross border connectivity services; a number of distressed competitors facing financial difficulties; and resultant oversupply of infrastructure and capacity in Asia and worldwide.

Notwithstanding the current market conditions, PCCW and Telstra believe that Reach has the opportunity to consolidate its position and take advantage of the availability of distressed assets to underpin its longer term position in the market as evidenced by the acquisition of Level 3's Asian assets.

PCCW and Telstra have, historically, been substantial acquirers of cross border connectivity services supplied by Reach, and expect to continue to require these services to support their domestic businesses. Without access to these services both parties could potentially have short to medium term vulnerability particularly if a market recovery should occur and suppliers of such services were to take advantage of stabilizing prices and resurgent demand.

In 2000, a member of the Group and a subsidiary of Reach entered into a Hong Kong Domestic Connectivity Agreement and an International Services Agreement for the provision of domestic and international connectivity services in Hong Kong and between Hong Kong and other countries. Given the changing market, PCCW and Telstra have focused on expanding the market and product opportunities for bandwidth. PCCW has agreed in principle to enter into one year fixed price bulk purchase arrangements for international connectivity services, from January 1, 2002, which will commit PCCW to aggregate purchase levels. PCCW's proposed commitments under these arrangements have regard to its future capacity needs and opportunities for growth as well as Reach's minimum earnings requirements under its financing arrangements. Regulated services in Hong Kong will be acquired in accordance with tariffs approved by the relevant regulatory authority and unregulated services will be acquired in accordance with market prices. The amount to be acquired from Reach for 2002 is approximately HK$1,650 million and compares with a total spend in the prior year of approximately HK$1,700 million.

RWC

RWC generated revenues of HK$4,690 million for the year ended December 31, 2001, a decrease of 9 percent from 2000 due to lower handset sales and a decline in voice average revenue per user ("ARPU"). EBITDA for 2001 showed a 15 percent increase to HK$1,364 million and EBITDA margin improved from 23 percent to 29 percent year-on-year. Lower costs of sales were mainly a result of a reduction in handset subsidy and a lower cost of delivery including international roaming and IDD outpayment.

In view of the highly penetrated mobile market in Hong Kong (penetration rate of 83 percent) and poor economic environment, the management of CSL adopted a cautious approach on capital expenditure resulting in total spending of HK$402 million for the year, 34 percent less than prior year. CSL remains as the most profitable mobile operator in Hong Kong with a market share of 20 percent.

Turnover and operating profit before net gain/(loss) on investments and provisions for impairment losses were HK$21,959 million (2000: HK$7,291 million) and HK$4,774 million (2000: HK$520 million), respectively. The significant increase was primarily due to the inclusion of twelve months results of the HKT Group compared to only four and a half months of such results in the prior year.

Net Gain/(Loss) On Investments

Net gain on investments of HK$767 million (2000: net loss of HK$4,887 million) include (a) net unrealized losses on investments of HK$194 million (2000: HK$1,054 million); (b) net realized gains from disposal of investments in subsidiaries, jointly controlled companies and associates, investment securities and other investments of HK$261 million (2000: HK$231 million); (c) provision for other than temporary decline in value of investment securities of HK$263 million (2000: HK$4,072 million); (d) one-off dividend income of HK$125 million, representing 60 percent share of profit of the Group's wireless communications business before February 1, 2001, when RWC was formed; (e) amortization of premium received from equity options into income of HK$361 million (2000: HK$8 million); and (f) release of provision for an onerous contract of HK$477 million (2000: Nil).

Share of Results of Jointly Controlled Companies

Share of results of jointly controlled companies for the year of HK$523 million comprises the Group's 50 percent share of profit from Reach, the IP Backbone joint venture with Telstra, for the 11-month period from February 1, 2001 to December 31, 2001 of HK$706 million, net of the Group's share of losses of other jointly controlled companies for the year.

Share of Results of Associates

Share of results of associates for the year of HK$158 million comprises the Group's 40 percent share of profit from RWC, the mobile joint venture with Telstra, for the 11-month period from February 1, 2001 to December 31, 2001 of HK$289 million, net of the Group's share of losses of other associates for the year.

Share of Results of Unconsolidated Subsidiaries

Share of results of unconsolidated subsidiaries for the year of HK$152 million includes the Group's 40 percent share of profit from Hong Kong CSL Limited ("CSL") of HK$24 million and our 100 percent share of profit from the Group's IP Backbone business for the month of January 2001 of HK$128 million, prior to the formation of the Telstra joint ventures.

HIGHLIGHTS OF TELSTRA ALLIANCE

Reach

	Eleven months from February 1 to December 31, 2001		
	HK$ million[(1)] *(HK GAAP)* *(Unaudited)*	*US$ million[(1)]* *(HK GAAP)* *(Unaudited)*	*US$ million[(2)]* *(US GAAP)* *(Unaudited)*
Revenue	9,978	1,279	1,279
EBITDA	3,104	398	398
EBIT [(3)]	2,119	272	180
Profit before tax	1,411	181	89
PCCW's 50 percent share of profit before tax	706	91	N/A

(1) Amounts prepared in accordance with HK GAAP.
(2) Amounts prepared in accordance with US GAAP.
(3) Earnings before interest and taxation.

In February 2001, PCCW formed Reach, a 50:50 joint venture with Telstra, which merged the respective international infrastructure assets of both parties. Reach provides wholesale voice, data and Internet connectivity services in the Asia-Pacific region. PCCW contributed its international wholesale business to Reach at cost. For the 11 months from February 1, 2001 to December 31, 2001, in difficult market conditions, Reach generated total revenues of HK$9,978 million and PCCW's 50 percent share of profit before tax is HK$706 million.

In December 2001, Reach acquired the Asian assets of Level 3 Inc. This transaction will provide Reach with additional Asian and trans-Pacific capacity at a much lower cost than self constructed assets. The additional capacity will enable Reach to deliver end-to-end services to new markets, such as Japan, Taiwan and, in the longer term, Korea. Under the arrangement, which did not involve a cash payment by Reach, Reach acquired network facilities and operations, including customers, in-country networks, data centres, US$90 million of working capital and Level 3's ownership interests in the Tiger (now renamed as the Reach North Asia Loop) and Japan-US cable systems. Reach also assumed Level 3's capital and operating cost obligations of around US$170 million over 12 months for the completion of the submarine cable system.

Reach is currently operating in an extremely difficult market environment, which has been adversely affected by a number of factors, including: world economic downturn and slower than expected growth in demand for cross border connectivity services; a number of distressed competitors facing financial difficulties; and resultant oversupply of infrastructure and capacity in Asia and worldwide.

Notwithstanding the current market conditions, PCCW and Telstra believe that Reach has the opportunity to consolidate its position and take advantage of the availability of distressed assets to underpin its longer term position in the market as evidenced by the acquisition of Level 3's Asian assets.

PCCW and Telstra have, historically, been substantial acquirers of cross border connectivity services supplied by Reach, and expect to continue to require these services to support their domestic businesses. Without access to these services both parties could potentially have short to medium term vulnerability particularly if a market recovery should occur and suppliers of such services were to take advantage of stabilizing prices and resurgent demand.

In 2000, a member of the Group and a subsidiary of Reach entered into a Hong Kong Domestic Connectivity Agreement and an International Services Agreement for the provision of domestic and international connectivity services in Hong Kong and between Hong Kong and other countries. Given the changing market, PCCW and Telstra have focused on expanding the market and product opportunities for bandwidth. PCCW has agreed in principle to enter into one year fixed price bulk purchase arrangements for international connectivity services, from January 1, 2002, which will commit PCCW to aggregate purchase levels. PCCW's proposed commitments under these arrangements have regard to its future capacity needs and opportunities for growth as well as Reach's minimum earnings requirements under its financing arrangements. Regulated services in Hong Kong will be acquired in accordance with tariffs approved by the relevant regulatory authority and unregulated services will be acquired in accordance with market prices. The amount to be acquired from Reach for 2002 is approximately HK$1,650 million and compares with a total spend in the prior year of approximately HK$1,700 million.

RWC

RWC generated revenues of HK$4,690 million for the year ended December 31, 2001, a decrease of 9 percent from 2000 due to lower handset sales and a decline in voice average revenue per user ("ARPU"). EBITDA for 2001 showed a 15 percent increase to HK$1,364 million and EBITDA margin improved from 23 percent to 29 percent year-on-year. Lower costs of sales were mainly a result of a reduction in handset subsidy and a lower cost of delivery including international roaming and IDD outpayment.

In view of the highly penetrated mobile market in Hong Kong (penetration rate of 83 percent) and poor economic environment, the management of CSL adopted a cautious approach on capital expenditure resulting in total spending of HK$402 million for the year, 34 percent less than prior year. CSL remains as the most profitable mobile operator in Hong Kong with a market share of 20 percent.

PCCW has made significant investment in its communications network in previous years. This has included upgrading of existing infrastructure, expanding network coverage and building a platform for broadband and IP initiatives. The upgrade and expansion of the core network is mostly completed, with the bulk of expenditure for 2001 on meeting demand for new broadband access lines. PCCW will continue to invest prudently based on a number of criteria including internal rate of return, net present value and payback period, depending on the type of business.

INVESTMENT IN CYBERPORT

In addition to the capital expenditure described above, the Company had invested US$216 million (approximately HK$1,685 million) in the Cyberport project by the end of 2001 and will continue to contribute equity to fund the project for the near term. The Company has identified sufficient funding sources for its future capital contributions to the project, comprising a combination of Group cash, committed but unutilized credit facilities and internal cashflows generated from pre-sales and sales of the residential portion of the project.

The initial phases of the commercial portion will be completed during 2002, with the remaining phases completed by the end of 2003. The residential portion will be completed in phases between 2004 and 2007, and units may be pre-sold in the market prior to completion in accordance with normal market practice.

DIVIDEND

The Board of Directors does not recommend the payment of a final dividend for the year ended December 31, 2001 (2000: Nil).

CHARGE ON ASSETS

As at December 31, 2001, certain assets of the Group with an aggregate value of HK$2,776 million (2000: HK$46,529 million) were pledged to secure loan facilities utilized by the Company's subsidiaries.

In addition, the Group was granted a standby letter of credit facility that was secured by a charge over bank deposits of approximately HK$1,405 million. Half of the Group's interest in Reach was also used to secure the Telstra Bond.

EMPLOYEES

As of December 31, 2001, the Group had approximately 14,000 employees. The majority of these employees work in Hong Kong. The Company has established an incentive bonus scheme which is designed to motivate and reward employees at all levels to achieve the Company's business performance targets. Payment of bonuses is based on achievement of revenue and EBITDA targets. The Company has also established a discretionary employee share option scheme.

HEDGING

Market risk arises from foreign currency exposure and interest rate exposure related to cash investments and borrowings. As a matter of policy, the Company continues to manage the market risk directly relating to its operations and financing and does not undertake any speculative derivative trading activities. The Finance Committee, a subcommittee of the Executive Committee of the Board of Directors determines the appropriate hedging activities undertaken with the aim of prudently managing the market risk associated with transactions undertaken in the normal course of the Company's business. All treasury risk management activities are carried out in accordance with policies and guidelines which are approved by the Finance Committee and the Executive Committee and reviewed on a regular basis.

In the normal course of business, the Company enters into forward contracts and other derivatives contracts in order to limit its exposure to adverse fluctuations in foreign currency exchange rates. These instruments are executed with creditworthy financial institutions, and all foreign currency contracts are denominated in currencies of major industrial countries. Gains and losses on these contracts serve as hedges in that they offset fluctuations that would otherwise impact the Company's financial results. Costs associated with entering into such contracts are not material to the Company's financial results.

OUTLOOK

The Company's operational priorities for 2002 are to continue to deliver stable and improving results from its core telecommunications businesses, build growth businesses and develop regional opportunities, especially in greater China. The Company will continue to focus on maximizing operating efficiencies and improving its capital structure and debt profile for the benefit of shareholders. The Company's future prospects are underpinned by strong recurrent cash flows from its stable base of operations in Hong Kong. The Company has exceptional depth and breadth in its capabilities, from international network connectivity, to broadband multimedia and sophisticated systems solutions, backed by a highly customer-oriented organization. While not under-estimating the challenging operating environment in Hong Kong, the Directors believe that the Company is strongly positioned to continue its transformation to meet the increasingly complex communications and IT solutions needs of its customers in the Asia region. Accordingly, the Board of Directors is cautiously optimistic for the Company's outlook for the 2002 financial year.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

Details of the purchase, sale or redemption of the Company's listed securities during the year ended December 31, 2001 will be set out in the Consolidated Financial Statements contained in the Company's Annual Report which will be despatched to holders of the Company's shares by the end of April 2002 and will be published on the website of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in due course.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

Throughout the year ended December 31, 2001, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") save that Non-executive Directors of the Company are not appointed for a specific term of office.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange in due course.

By order of the Board
Fiona Nott
Company Secretary

Hong Kong, March 20, 2002

SOUTH CHINA MORNING POST
Thursday, 21 March, 2002 (Classified P. 5)

PCCW 電訊盈科

Pacific Century CyberWorks Limited
電 訊 盈 科 有 限 公 司

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT OF SUPPLEMENTARY FINANCIAL INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2001

SUMMARY

The Directors of Pacific Century CyberWorks Limited (the "Company") wish to announce the following supplementary financial information concurrently with the announcement of the audited consolidated results for the Company and its subsidiaries (the "Group") for the year ended December 31, 2001 (the "Final Results Announcement"). The results for the year ended December 31, 2001 as set out in the Final Results Announcement include the twelve months results of PCCW-HKT Limited (formerly known as Cable & Wireless HKT Limited) ("HKT") and its subsidiaries (the "HKT Group") whereas the results for the year ended December 31, 2000 included the results of the HKT Group for the period from August 17, 2000 to December 31, 2000. This announcement incorporates selected financial data of the Final Results Announcement for the year ended December 31, 2001. Investors are advised to read the full text of the Final Results Announcement.

This supplementary financial information is being published to ensure that investors are provided with information reasonably necessary to enable them to assess the position of the Group and to avoid the establishment of a false market in the Company's securities, in accordance with the Company's obligations under paragraph 2 of its Listing Agreement with the Stock Exchange, and in order to allow a meaningful assessment of the Company's underlying financial performance and operating trends.

The Company does not represent that this supplementary financial information reflects what the results of the Company would actually have been, or would be, if the merger between the Company and HKT had, in fact, occurred on January 1, 2000.

The supplementary financial information was prepared by the Company's management for information purposes and has been reviewed by the Company's audit committee but has not been reviewed by the Company's independent auditors.

INVESTORS ARE ADVISED TO EXERCISE CAUTION IN DEALING IN THE SECURITIES OF THE COMPANY.

BASIS OF PRESENTATION

The unaudited pro forma financial information for the year ended December 31, 2000 was prepared under generally accepted accounting principles in Hong Kong based on the historical combined results of the Group and the HKT Group for the period from January 1, 2000 to December 31, 2000, but excluding the HKT Group's wholesale Internet Protocol Backbone business and wireless communications business which became part of Reach Ltd. ("Reach") and a newly formed company ("Regional Wireless Company" or "RWC"), the two business ventures with Telstra Corporation Limited ("Telstra") formed in February 2001. Transactions between different business units are recorded at arms' length and in accordance with applicable regulatory requirements. Reach and RWC are reported as our jointly controlled and associated companies in the Group's audited consolidated results which are presented in the Final Results Announcement released today.

This supplementary financial information is being published to ensure that investors are provided with information reasonably necessary to enable them to assess the position of the Group and to avoid the establishment of a false market in the Company's securities, in accordance with the Company's obligations under paragraph 2 of its Listing Agreement with the Stock Exchange, and in order to allow a meaningful assessment of the Company's underlying financial performance and operating trends.

GROUP STRUCTURE

The Group's business comprises the following main areas:

- *Core Telecommunications*

  Telecommunications Services ("TSS") is the leading provider of fixed line telecommunications network services and equipment businesses in Hong Kong; *Business eSolutions* and *Internet Data Centers* offer IT solutions, business broadband Internet access, hosting and facilities management services within Hong Kong and greater China;
- *Internet Services* offer consumer Internet access and multimedia content services;
- *Infrastructure* covers the Company's property portfolio in Hong Kong and greater China including the Cyberport development in Hong Kong; and
- Through a strategic alliance with Telstra, the Company owns a 50 percent interest in Reach offering international connectivity services primarily within the Asia region and a 40 percent interest in RWC covering mobile telecommunications services in Hong Kong.

FINANCIAL HIGHLIGHTS OF BUSINESS UNITS
(Excluding Reach and RWC)

Year ended December 31,	2001 HK$ million	Pro forma 2000 HK$ million (Unaudited)	Increase/ (Decrease)	2001 US$ million	Pro forma 2000 US$ million (Unaudited)
Revenues					
Core Telecommunications	21,909	21,547	2%	2,809	2,763
Internet Services	1,311	1,115	18%	168	143
Infrastructure	1,368	725	89%	175	93
Others	454	482	(6)%	58	62
Reconciliations					
– Intra-segment	(1,327)	(1,206)	(10)%	(170)	(155)
– Inter-segment	(1,756)	(1,977)	11%	(225)	(254)
	(3,083)	(3,183)		(395)	(409)
Total Revenues	21,959	20,686	6%	2,815	2,652

Year ended December 31,	2001 HK$ million (Unaudited)	Pro forma 2000 HK$ million (Unaudited)	Increase/ (Decrease)	2001 US$ million (Unaudited)	Pro forma 2000 US$ million (Unaudited)
EBITDA(1)					
Core Telecommunications	10,006	9,235	8%	1,282	1,184
Internet Services	(1,472)	(2,036)	28%	(189)	(261)
Infrastructure	566	172	229%	73	22
Others	(1,704)	(1,209)	(41%)	(218)	(155)
Total EBITDA(1)	7,396	6,162	20%	948	790
EBITDA Margin	34%	30%		34%	30%

1. EBITDA represents earnings before interest, taxation, depreciation, amortization, net gain on investments, loss on disposal of fixed assets, other income and the Group's share of results of associates, jointly controlled companies and unconsolidated subsidiaries. While EBITDA is commonly used in telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with generally accepted accounting principles in Hong Kong and should not be considered as representing net cash flows from operating activities. The computation of the Group's EBITDA may not be comparable to similarly titled measures of other companies.

Core Telecommunications

Core Telecommunications comprises TSS, the Group's largest business unit, Business eSolutions and Internet Data Centers:

Other Services. Revenue from other services consists primarily of revenue from the sale of network equipment, customer premises equipment and connectivity products, fees for technical and maintenance subcontracting services, and income from teleservices which designs, builds and maintains contact centers and related outsourcing services. Revenue from other services increased by 4 percent to HK$3,983 million year-on-year mainly due to the newly acquired business, Telecommunications Technology Investments Limited ("TTIL") and increased teleservices revenue.

EBITDA for TSS for the year was HK$9,961 million, a 6 percent increase from 2000. EBITDA margin improved to 50 percent which is mainly attributable to a reduction in wholesale international voice and data disbursements and productivity improvement in operating costs.

Business eSolutions

Business eSolutions revenues for the year ended December 31, 2001 were HK$1,751 million representing a 46 percent increase from HK$1,201 million in 2000. EBITDA increased from a loss of HK$102 million in 2000 to a profit of HK$105 million in 2001.

The Company continued the expansion of its eSolutions client portfolio, focusing on the four business sectors: public, finance, communications and enterprise, with external customers contributing 66 percent (2000: 46 percent) of total revenues for the year. Revenues from eSolutions IT projects showed a strong growth of 58 percent year-on-year, from HK$683 million in 2000 to HK$1,079 million in 2001. Key contracts won in 2001 included implementation of Derivatives Clearing and Settlement System host end system platform for Hong Kong Exchanges and Clearing Limited, development of an integrated call center for the HKSAR Efficiency Unit, development of a wireless local area network for the Hong Kong Airport Authority, and network design and implementation for a leading Japanese multimedia conglomerate.

Revenues from business broadband Internet access services increased by 72 percent from HK$219 million to HK$376 million year-on-year. The number of customers for the Company's high speed business broadband and leased line access services expanded from 23,300 as at December 31, 2000 to 36,400 as at December 31, 2001.

Internet Data Centers

Internet Data Centers revenue is comprised of managed network and hosting services and facilities management services. Total revenues from Internet Data Centers were HK$185 million for the year ended December 31, 2001, an increase of 53 percent from HK$121 million in 2000.

Following the launch of premium services under the Powerb@se brand in June 2000, a state-of-the-art, purpose-built data center in Quarry Bay, Hong Kong, Internet Data Centers have established a base of more than 800 (2000: 210) customers including major corporate and public sector institutions. Increasing demand of facilities management services and professional managed services including mission critical solutions and disaster recovery services was seen after tragedy in the U.S. in September 2001.

Internet Data Centers has proven itself a consolidator in the market. At the end of 2001, two competitors in the market underwent corporate restructuring and some of the customers were transferred to Powerb@se on a referral basis. The Company continues to provide uninterrupted Internet access and managed data centers services to those customers.

The EBITDA loss of Internet Data Centers was HK$60 million in 2001 with the business approaching breakeven towards the end of the year. The unit continued to invest prudently, to adopt a leasing as opposed to build-out strategy and to exercise cautious costs control.

Internet Services

Revenues from Internet Services consist of revenues from consumer broadband and narrowband Internet access and associated value-added services. Total revenues for 2001 were HK$1,311 million, an 18 percent increase year-on-year from HK$1,115 million in 2000, mainly driven by accelerating take-up in consumer broadband Internet access services in Hong Kong.

Core Telecommunications

Core Telecommunications comprises TSS, the Group's largest business unit, Business eSolutions and Internet Data Centers:

Year ended December 31,	2001	Pro forma 2000	Increase/ (Decrease)	2001	Pro forma 2000
	HK$ million (Unaudited)	HK$ million (Unaudited)		US$ million (Unaudited)	US$ million (Unaudited)
Revenues:					
TSS	19,973	20,225	(1)%	2,561	2,593
Business eSolutions	1,751	1,201	46%	224	154
Internet Data Centers	185	121	53%	24	16
	21,909	**21,547**	**2%**	**2,809**	**2,763**
Less: Intra-segment Revenues	(1,327)	(1,206)	(10)%	(170)	(155)
Core Telecommunications Revenues	**20,582**	**20,341**	**1%**	**2,639**	**2,608**

Year ended December 31,	2001	Pro forma 2000	Increase/ (Decrease)	2001	Pro forma 2000
	HK$ million (Unaudited)	HK$ million (Unaudited)		US$ million (Unaudited)	US$ million (Unaudited)
EBITDA[1]					
TSS	9,961	9,368	6%	1,277	1,201
Business eSolutions	105	(102)	NA	13	(13)
Internet Data Centers	(60)	(31)	(94)%	(8)	(4)
Core Telecommunications EBITDA[1]	**10,006**	**9,235**	**8%**	**1,282**	**1,184**

TSS

During the year ended December 31, 2001, TSS continued to redirect its business investments and operations in response to the increasing competition in Hong Kong's telecommunications market as well as rapidly changing technology. In anticipation of the significant changes in the operating environment, TSS has successfully rebalanced its business to reduce reliance on retail international voice (IDD) services and focused on growth through investments in value-added services, data transmission services and broadband access lines services. The unit has also implemented efficiency improvements and improved marketing efforts to reduce costs and enhance customer service, which is seen as a key differentiation to its competitors.

The mix of TSS revenues is changing, particularly as data services grow and become a greater portion of the portfolio. International services continue to decline in absolute terms due to continuing liberalization and more recently very aggressive price competition from other international players. A major part of this decline has been driven by IDD that was historically a significant revenue earner of the Group but now represents 9 percent of total TSS revenues at the end of 2001.

The table below sets out the unaudited financial performance of TSS for the years ended December 31, 2000 and 2001:

Year ended December 31,	2001	Pro forma 2000[2]	Increase/ (Decrease)
	HK$ million (Unaudited)	HK$ million (Unaudited)	
Local Telephony Services	7,615	7,211	6%
Local Data Services	3,861	3,377	14%
International Telecommunications Services	4,514	5,794	(22)%
Other Services	3,983	3,843	4%
Total Revenues	**19,973**	**20,225**	**(1)%**
EBITDA	**9,961**	**9,368**	**6%**
EBITDA Margin	**50%**	**46%**	

2. Certain 2000 figures have been reclassified to conform to 2001 classification.

Total revenues for TSS for 2001 were HK$19,973 million, a slight decrease of 1 percent from last year. The decrease in revenues primarily reflected an approximate 6 percent increase in local telephony services revenue, 14 percent increase in local data services revenue, 22 percent decrease in international telecommunications services revenue and 4 percent increase in other services revenue.

Local Telephony Services. Revenue from local telephony services consists of revenue from local exchange line services, value-added services and interconnection and network access services for traffic carried for other local operators and service providers. Interconnection fees include fees for the delivery of traffic and fees for the physical interconnection of facilities, as determined by the Office of the Telecommunications Authority ("OFTA"), or by commercial agreements between the Company and other local carriers.

Revenue from local telephony services increased by 6 percent year-on-year to HK$7,615 million. This primarily reflected an increase in the residential exchange line tariff from HK$90.00 per month to HK$110.00 per month and an increase in the business exchange line tariff from HK$108.80 per month to HK$128.80 per month on January 22, 2001. This was partially offset by a reduction of interconnection fee due to a rate reduction as determined by OFTA in October 2001.

The Company has maintained a leading share in Hong Kong's fixed line telecommunications market notwithstanding increasing liberalization and the licensing of several competitors since 1995. The total number of direct exchange lines decreased by 6 percent year-on-year from 3,703,000 to 3,489,000, representing a total blended market share of approximately 89 percent. The number of business exchange lines in service decreased from 1,545,000 to 1,470,000 and the number of residential exchange lines decreased from 2,158,000 to 2,019,000. The Company believes that the decline in the number of direct exchange lines was the result of a number of factors including a tariff increase in January 2001, competition from other fixed line operators and the substitution by broadband access lines and wireless telecommunications services as well as a general softening in the Hong Kong economy.

Local Data Services. Revenue from local data services consists of revenue from the provision of data and network services and wholesale broadband access lines utilizing the Company's fiber optic network and digital subscriber line technology.

Local data services revenue increased by approximately 14 percent to HK$3,861 million year-on-year. This is mainly a result of increased demand for local area and wide area corporate networks and for high speed, high volume data transmissions from mobile telephone operators and Internet service providers. Local bandwidth sold increased by 63 percent from 86 Gigabits per second ("Gbps") to 140 Gbps year-on-year. The number of wholesale broadband access lines leased also marked a significant increase of 43 percent, from 282,000 to 402,000.

International Telecommunications Services. Revenue from international telecommunications services consists of revenues from retail outgoing IDD, retail international data services and delivery fees for the origination and termination of international calls on the Company's network.

International telecommunications services revenue decreased by approximately 22 percent to HK$4,514 million year-on-year. This is mainly a result of intense price competition in the retail IDD market generally and price reductions on China routes since January 2001.

In connection with the formation of Reach in February 2001, Reach assumed responsibility for certain wholesale international telecommunications services and the associated turnover.

Total revenues for 2001 were HK$1,31[illegible] million, an 18 percent increase year-on-year from HK$1,115 million in 2000, mainly driven by accelerating take-up in consumer broadband Internet access services in Hong Kong.

The Company operates the leading Internet access service in Hong Kong. Broadband Internet take-up continued to be strong during 2001 with year-on-year customer growth of 60 percent from 194,000 to 311,000. The Company restructured its consumer sales channel during the year and a more focused and effective marketing effort helped improve sales performance. Total Internet access customer base grew from 626,000 to 631,000 year-on-year, including 320,000 narrowband access customers.

Operating costs of Internet Services comprise the costs of NOW Internet and broadcast content services and the costs associated with Internet access services and iTV. These costs predominantly relate to the early stage of development of these businesses, the costs of developing and distributing Internet, broadcast and interactive content and customer acquisition costs.

The Company continued to exercise prudent investment strategy in Internet Services and further contained operating costs. Internet Services EBITDA loss was contained at HK$1,472 million for the year ended December 31, 2001, compared to HK$2,036 million loss in 2000. The Company has committed to capping investment in Internet Services to a maximum of US$100 million (approximately HK$780 million) in EBITDA terms for a 24-month period beginning January 2002.

Infrastructure

Total revenues from Infrastructure were HK$1,368 million for the year ended December 31, 2001, an increase of 89 percent from HK$725 million in 2000. EBITDA from Infrastructure also increased substantially from HK$172 million in 2000 to HK$566 million in 2001.

Despite a softening in the Hong Kong real estate market in recent years, rental revenues from investment properties leased to third parties remained fairly stable in 2001. These included revenues from office space leased at Pacific Century Place in Beijing and the Company's headquarters building at PCCW Tower in Hong Kong.

One-off revenues of HK$922 million included infrastructure works completed for the Cyberport and revenues recorded from the sale of certain properties in mainland China.

Others and Reconciliations

Other revenues and EBITDA included PCCW Japan, CyberWorks Ventures and the Group's greater China businesses, net of costs associated with corporate functions.

The Company continued to prudently manage the CyberWorks Ventures investment portfolio during the year. The unit is self-funded using realized gains from existing investments. Certain non-core or non-performing businesses were closed or divested during the year.

PCCW Japan continued to focus on development and delivery of next-generation games and targeted content across multiple distribution platforms.

Other EBITDA loss increased by 41 percent over the year reflecting full year start up and restructuring costs of PCCW Japan and one-off restructuring costs and professional fees incurred in Hong Kong.

Reconciliations of HK$3,083 million (2000: HK$3,183 million) predominantly related to internal charges for wholesale communications, computer and consumer support services and office rental charges between the Group's business units.

Costs of Sales and Services

Total costs of sales and services were HK$6,855 million (2000: HK$6,326 million), of which approximately HK$4,686 million (2000: HK$5,240 million) related to TSS. The Group's overall gross margin remained stable at 69 percent. Total costs of sales for 2001 included some one-off items such as cost of property sold and cost of infrastructure work completed for the Cyberport. The increasing costs of sales were also in line with the higher revenues generated from Internet access business and eSolutions IT projects services, offset by the decline in wholesale international voice and data disbursements.

Operating Costs

Year ended December 31,	2001	Pro forma 2000	Increase/ (Decrease)
	HK$ million (Unaudited)	HK$ million (Unaudited)	
Staff costs	4,522	4,345	4%
Repair and maintenance	503	522	(4)%
Other operating costs	2,683	3,592	(25)%
Operating Costs Before Depreciation	7,708	8,459	(9)%
Depreciation	2,563	2,360	9%
Total Operating Costs	**10,271**	**10,819**	**(5)%**

Total operating costs decreased by 5 percent to HK$10,271 million year-on-year. The Company continued its drive for enhanced organizational effectiveness and implemented a number of costs efficiency measures during the year. This has resulted in substantial savings in most categories of operating expenditure. Other operating costs primarily included rent, rates and utilities, publicity and promotion and professional and consultancy fees.

Staff costs increased by approximately 4 percent year-on-year to HK$4,522 million. Various redundancy exercises were implemented during the year involving a total of nearly 1,000 positions. A one-off charge of approximately HK$110 million was incurred during the year. The redundancy exercises are expected to generate annual savings of approximately HK$390 million. Staff costs also increased due to new businesses and high growth units. This was partially offset by natural attrition across the Group.

At December 31, 2001, the Company had approximately 14,000 employees. In February 2001, some 2,000 staff were transferred into Reach and RWC.

INVESTORS ARE ADVISED TO EXERCISE CAUTION IN DEALING IN THE SECURITIES OF THE COMPANY.

By order of the Board
Fiona Nott
Company Secretary

Hong Kong, March 20, 2002

PCCW
電訊盈科

PCCW reports audited consolidated 2001 final results

- **Satisfactory operating performance – Net profit of US$243 million (HK$1,892 million)**
- **Ebitda growth of 20 percent and improved Ebitda margins from 30 to 34 percent**
- **Basic earnings per share of 8.46 cents (HK$)**
- **Solid capital structure – Debt paid down, debt maturity period lengthened**
- **Growth areas show traction**

Hong Kong March 20, 2002 – PCCW (SEHK: 0008, ADR-NYSE: PCW) today announced its first full-year financial results since its acquisition of Cable & Wireless HKT Limited in August 2000.

Audited 2001 results achieved revenues of US$2,815 million (HK$21,959 million), operating profit (before net gains/losses on investments and provisions for impairment losses) of US$612 million (HK$4,774 million), and recorded a profit for the year attributable to shareholders of US$243 million (HK$1,892 million), which equated to a basic earnings per share of 8.46 cents (HK$).

To provide a clearer picture of its performance, PCCW released unaudited financial data for the year ended December 31, 2000. On a pro forma basis, 2001 revenue grew 6 percent.

Ebitda* for 2001 grew 20 percent to US$948 million (HK$7,396 million), with an enhanced Ebitda margin from 30 percent pro forma to 34 percent as a result of efficiency initiatives.

"Our integrated communications business produced a satisfactory performance, considering this was an extremely difficult year for the industry as a whole," said PCCW Chairman and Chief Executive Richard Li.

"Against this difficult backdrop, PCCW was able to maintain a stable core telecommunications business, reduce total debt, continue our prudent investment strategy while cutting costs. We have recorded growth and improved margins overall."

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* EBITDA represents earnings before interest, taxation, depreciation, amortization, net gain on investments, loss on disposal of fixed assets, other income and the Group's share of results of associates, jointly controlled companies and unconsolidated subsidiaries.

In 2001, PCCW made significant progress in the following key areas:

1. Efficiency. PCCW made efficiency gains in this period with a 9 percent reduction in operating expenditure, excluding depreciation and amortization, and a 41 percent reduction in capital expenditure, which in turn enhanced cash flow.

2. Solid capital structure. PCCW established a solid capital structure through lengthening the maturity of its debt and the repayment of US$559 million from internal resources.

3. A customer-centric approach. PCCW increased its focus on the customer, reorganizing into Consumer and Commercial groups to provide solutions to household and enterprise customers.

4. Broadband growth. PCCW continued to experience strong broadband uptake with a 43 percent increase in wholesale broadband access lines to 402,000, and a 60 percent increase in retail Internet broadband customers to 311,000 as of December 31, 2001.

5. Key business unit growth. PCCW's Business eSolutions continued its growth by capturing major contracts during 2001 and continuing to enhance the core connectivity business.

Looking forward, Mr. Li said PCCW's operational priorities for 2002 are to continue to maximize operating efficiencies, deliver stable results from its core telecommunications businesses, build growth businesses in value-added services and develop regional opportunities, especially in greater China.

"We are committed to increasing shareholders' value," said Mr. Li, adding PCCW's future prospects are solid, underpinned by strong recurring cash flows.

PCCW's Board of Directors has concluded that no final dividend will be paid for 2001.

About PCCW

Pacific Century CyberWorks Limited (SEHK: 0008, ADR-NYSE: PCW), the Hong Kong-listed flagship of the Pacific Century Group, is one of Asia's leading integrated communications companies. From its market-leading position in Hong Kong, PCCW is focused on building shareholder value by leveraging synergies between its core businesses and partners, and by delivering customer-led total solutions throughout Asia. PCCW provides key services in the areas of: integrated telecommunications; broadband solutions; mobility and connectivity; narrowband and interactive broadband (Internet Services); business e-solutions; data centers and related infrastructure.

To learn more about PCCW, go to www.pccw.com

For Media inquiries:

Joan Wagner
VP, Corporate Communications (International)
PCCW
Tel: +852 2514 8883
Email: joan.wagner@pccw.com]

For Investor Relations inquiries:

Garth Collier
Director of Investor Relations
PCCW
Tel: +852 2514 5084
Email: ir@pccw.com